[DTS, Inc. letterhead]

December 7, 2005

Via Edgarlink and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC  20549

Attention:                                         Mr. Larry Spirgel, Assistant Director
Mr. Terry French, Accountant Branch Chief
Ms. Christine Bashaw, Staff Accountant

Re:                             DTS, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004, Filed March 16, 2005
Form 10-Q for Fiscal Quarter Ended September 30, 2005
File No. 0-50335

Dear Mr. Spirgel, Mr. French and Ms. Bashaw:

This letter responds to the comments contained in your letter dated November 23, 2005.  For your convenience, we have restated each comment and set forth our response immediately after each comment.

As requested in your comment letter, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.              We note that some portion of the 18% increase from 2003 to 2004 in technology and film licensing revenue was attributable to royalties due from prior periods.  If the prior period royalties recognized in the current period account for a material part of the total change, please revise future filings to indicate the extent to which this significant factor affected your results of operations.  For additional guidance, refer to Item 303 of Regulation S-K as well as section III of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at:  http://www.sec.gov/rules/interp/33-8350.htm.

Response:

In future filings, if prior period royalties recognized in the current period account for a material part of the total change in revenue, we will indicate the extent to which such prior period royalties affected our results of operations.

Note 6 - Intangibles, page 73

2.              In future filings, include the estimated aggregate amortization expense for each of the five succeeding fiscal years for patents and trademarks as well as acquired technology.  Please refer to paragraph 45a.(3) of SFAS No. 142.

Response:

In future filings, we will include the estimated aggregate amortization expense for each of the five succeeding fiscal years for patents and trademarks as well as acquired technology, in accordance with paragraph 45a.(3) of SFAS No. 142.

Note 11 - Related Party Transactions, page 76

3.              In the third paragraph in this section, you discuss a customer who is also an 18.8% owned affiliate.  Please tell us in more detail about your relationship with this affiliate and how you account for your ownership interest.

Response:

In January 2000, we purchased 94 shares out of a total of 500 shares outstanding of this affiliate for $6,801.  This represented an 18.8% interest.  The affiliate is a reseller of cinema products.  We sell our products to them on the same or similar terms as our other resellers. The affiliate does not rely solely on transactions with us to generate revenue.

We account for the investment in accordance with APB 18:  The Equity Method of Accounting for Investments in Common Stock using the historical cost method. We based our decision to account for this investment using the historical cost method on the fact that our investment has always been passive in nature, does not enable us to influence the operating or financial decisions of this affiliate, and we do not have board representation. Furthermore, through September 30, 2005, our percentage ownership has always been less than 20% and our investment has been nominal in value (less than $7,000).

If you have any further questions or wish to discuss the responses we have provided above, please call the undersigned at (818) 827-2255.

Very truly yours,

/s/ Melvin Flanigan

Melvin Flanigan,
Executive Vice President, Finance and Chief Financial Officer

cc:                                 Kirt Shuldberg, Heller Ehrman LLP